**A+ 12/30/2002

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SEC MAIL PROCESSING SECTION RECEIVED DEC 27 2002 WASH. D.C. 165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 [redacted]
PART III

SEC FILE NUMBER
8-12428

02053798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING October 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DAVID SHERMAN & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Blvd., Suite 500

(No. and Street)

Northbrook,	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart L. Pinkert (847) 509-1414

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Brown, P.C.

(Name — *if individual, state last, first, middle name*)

333 Skokie Blvd, Suite 112, Northbrook, Illinois 60062-1624

(Address) (City) (State) (Zip Code)

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 PS 11/8/03

OATH OR AFFIRMATION

I, Stuart Pinkert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVID SHERMAN & COMPANY, as of October 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

OFFICIAL SEAL
NANCY KILEY
NOTARY PUBLIC-ARIZONA
PIMA COUNTY
My Comm. Expires April 10, 2006

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

DAVID SHERMAN & COMPANY

FOR THE YEAR ENDED OCTOBER 31, 2002

CONTENTS

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bernsteinandbrown.com

333 Skokie Blvd., Suite 112
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

DAVID SHERMAN & COMPANY
Northbrook, Illinois 60062

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of **DAVID SHERMAN & COMPANY**, an S corporation, as of October 31, 2002, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of **DAVID SHERMAN & COMPANY**, at October 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

In connection with our examination of the financial statements of **DAVID SHERMAN & COMPANY**, for the year ended October 31, 2002, we have also examined the accompanying statements and schedules:

Statement of Changes in Shareholder's Equity
Computation of Net Capital
Reconciliation Pursuant to Rule 17a-5 (d)(4)
Computation of Aggregated Indebtedness

The supplementary information, although not considered necessary for generally accepted accounting principles, however, in our opinion, such schedules present fairly the information required to be set forth therein, in conformity with the rules of the Securities and Exchange Commission.

Bernstein & Brown, P.C.

November 14, 2002
Northbrook, Illinois

DAVID SHERMAN & COMPANY

Statement of Financial Condition
October 31, 2002

ASSETS

CURRENT ASSETS		
Cash in bank	$408,193	
Commissions receivable	24,706	
Total Current Assets		$432,899
PROPERTY AND EQUIPMENT		
Furniture and fixtures	$20,712	
Less: Accumulated depreciation	20,712	
		0
OTHER ASSETS		
Security deposit		25,000
Total Assets		$457,899

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Current Liabilities		
Brokers clearance fees		$6,409
State income taxes payable		1,380
Total Current Liabilities		$7,789
SHAREHOLDER'S EQUITY		
Capital stock 8,000,000 shares common stock authorized; $.03 par value; 250,000 shares issued and outstanding	$7,500	
Paid-in capital	109,558	
Retained earnings, per accompanying statement	333,052	
Total Shareholder's Equity		450,110
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$457,899

The accompanying notes are an integral part of this statement.

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Statement of Income and Retained Earnings
For the Year Ended October 31, 2002

REVENUE	
Commissions	$451,904
Interest	13,856
Miscellaneous	60,456
Total Revenue	$526,216
EXPENSES	
Broker system charges	600
Clearance fees	60,679
Commissions	7,615
Employee compensation and related benefits	314,206
Occupancy and equipment	11,440
Other operating expenses	16,841
Profit sharing contribution	25,500
Total Expenses	$436,881
INCOME BEFORE INCOME TAXES	$89,335
INCOME TAXES	
State income taxes	1,325
NET INCOME TO RETAINED EARNINGS	$88,010
RETAINED EARNINGS NOVEMBER 1, 2001	395,236
LESS: DISTRIBUTION TO SHAREHOLDER	150,194
RETAINED EARNINGS OCTOBER 31, 2002	$333,052

The accompanying notes are an integral part of this statement.

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Statement of Cash Flows
For the Year Ended October 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$88,010
Changes in assets and liabilities	
Commissions receivable	20,656
Broker fees	(2,498)
State income taxes payable	(892)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$105,276
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to shareholder	($150,194)
NET CASH FLOWS FROM FINANCING ACTIVITIES	($150,194)
NET DECREASE IN CASH	($44,918)
CASH AT BEGINNING OF YEAR	453,111
CASH AT END OF YEAR	$408,193
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
INTEREST PAID IN CASH	$0
INCOME TAXES PAID IN CASH	$1,325

The accompanying notes are an integral part of this statement.

DAVID SHERMAN & COMPANY

Notes to the Financial Statements
October 31, 2002

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business - DAVID SHERMAN & COMPANY, the "Company," is a registered security broker/dealer.

Method of Accounting - The company utilizes the accrual method of accounting for all financial purposes.

Cash Balances in Excess of Insurance Limit - The Company has grouped cash and cash equivalents with maturity dates of 90 days or less with cash in this financial statement. Cash includes all cash balances deposited with local financial institutions. At times such deposits may be in excess of the FDIC insurance limit.

Securities Transactions - Securities transactions and related commission income and expense are recorded on the dates of trade.

Property and Equipment - The property and equipment is stated at cost. Depreciation is computed over the useful life of the assets utilizing the straight-line method for book and financial statement purposes. For income tax purposes, the company utilized straight line and accelerated depreciation methods.

Retirement Plan - The Company has a defined contribution profit sharing plan covering eligible employees.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE B: **INCOME TAXES** - The Company has been approved by the Internal Revenue Service as an S Corporation for income tax purposes. As such, all profits and losses pass directly to the shareholder of the company. S Corporations are subject to State of Illinois income taxes.

DAVID SHERMAN & COMPANY

Notes to the Financial Statements
October 31, 2002

NOTE C: **RETIREMENT PLAN** - The Company has a defined contribution profit sharing plan covering eligible employees. Plan contributions are made at the discretion of management. The contribution to the plan for the year ended October 31, 2002 aggregated $ 25,500.

NOTE D: **NET CAPITAL REQUIREMENTS** - The company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a "net capital" equivalent to $ 5,000 effective as of July 19, 1998 or 6 2/3% of "aggregated indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregated indebtedness change from day to day, but at October 31, 2002 the Company had net capital and net capital requirements of approximately $ 450,110 and $ 5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

NOTE E: **COMMITMENTS** - The Company has entered into a sublease for office premises that aggregates an estimated monthly base rental of $ 631 to April 30, 2003 plus annual rental adjustments. The sublease expires on April 30, 2003.

Future estimated minimum rental payments are as follows:

Fiscal Year Ended October 31, 2003	$ 7,572

NOTE F: **CUSTOMER POSSESSION AND CONTROL** - The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the broker dealer.

SUPPLEMENTARY INFORMATION

DAVID SHERMAN & COMPANY

Statement of Changes in Shareholders' Equity
For the Year Ended October 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance - November 1, 2001	$7,500	$109,558	$395,236	$512,294
Net Income (Schedule)	0	0	$88,010	$88,010
Distribution to shareholder	0	0	(150,194)	($150,194)
Balance - October 31, 2002	$7,500	$109,558	$333,052	$450,110

See Accountant's Report

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Computation of Net Capital
For the Year Ended October 31, 2002

Total shareholder's equity from statement of financial condition	$450,110
Net Capital	$450,110
Minimum net capital requirements (6 2/3% X $ 7,789)	$519
Minimum dollar net capital requirement	$5,000
Minimum requirement	$5,000
Excess net capital	$445,110
Excess net capital at 1000%	$449,331
Total aggregated indebtedness	$7,789
Net capital	$450,110
Percentage of aggregate indebtedness to net capital	1.73%

See Accountant's Report

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Reconciliation Pursuant to Rule 17a-5 (d)(4)
For the Year Ended October 31, 2002

Net capital, as previously reported	$450,110
Aggregated indebtedness, as previously reported	$7,789
Aggregated indebtedness, as reported herein	$7,789

See Accountant's Report

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

DAVID SHERMAN & COMPANY

Computation of Aggregated Indebtedness
For the Year Ended October 31, 2002

Total allowable liabilities from statement of financial condition	$7,789
Deduct: Special reserve bank account deposit [15c3-1 (c)(1)(vii)]	0
Total Aggregated Indebtedness	$7,789

See Accountant's Report

BERNSTEIN & BROWN, P.C.
Certified Public Accountants and Consultants

847.714.9000
Fax 847.714.9191
www.bernsteinandbrown.com

333 Skokie Blvd., Suite 112
Northbrook, Illinois 60062

To the Shareholder and
Board of Directors

DAVID SHERMAN & COMPANY
500 Skokie Boulevard
Suite 525
Northbrook, Illinois 60062

We have examined the financial statements of **DAVID SHERMAN & COMPANY**, an Illinois corporation, for the year ended October 31, 2002 and have issued our report thereon dated November 14, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the Company:

a) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

b) in making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13;.

c) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control. Our study and evaluation was more limited that would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of **DAVID SHERMAN & COMPANY**, is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has to be disregarded in determining weaknesses to be reported.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes set forth in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of **DAVID SHERMAN & COMPANY**, taken as a whole. However, our study and evaluation discloses no condition that we believed to be a material weakness.

Bernstein & Brown, P.C.

November 14, 2002
Northbrook, Illinois